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UNI[...]
SECURITIES AND [...]
Washington, D.C. 20549

09057707

SEC
Mail Processing
Section

FEB 25 2009

Washington, DC
105

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 21215 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Minnesota Avenue.
(No. and Street)

Kansas City (City) Kansas (State) 66101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerrod Foresman 913-621-8442
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cochran Head Vick & Co., P.A.
(Name – *if individual, state last, first, middle name*)

6700 Antioch, Suite 460 (Address) Merriam (City) Kansas (State) 66204 (Zip Code)

PROCESSED
MAR 12 2009
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Jerrod Foresman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers & Investors Co., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Connie L. Gardner
Notary Public - State of Kansas
Wyandotte County
My Commission Expires 8-29-2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BANKERS & INVESTORS CO.**
**(A Wholly-Owned Subsidiary of Valley View Bancshares, Inc.)**

*****

**REPORT ON AUDIT OF FINANCIAL STATEMENTS**

**DECEMBER 31, 2008 and 2007**

# CONTENTS


Page

**FACING PAGE** .......... 3

**INDEPENDENT AUDITORS' REPORT** .......... 5

**FINANCIAL STATEMENTS**

Statements of Financial Condition .......... 6

Statements of Operations and Deficit .......... 7

Statements of Changes in Cash Flows .......... 8

Statements of Changes in Liabilities Subordinated to Claims of General Creditors .......... 9

Notes to Financial Statements .......... 10

**SUPPLEMENTARY INFORMATION**

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission .......... 13

Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission .......... 14

**INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL** .......... 16

**COCHRAN HEAD VICK & CO., P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 ξ (913) 378-1177 FAX

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

We have audited the accompanying statements of financial condition of Bankers & Investors Co., (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers & Investors Co., as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cochran Head Vick & Co. P.A.

February 6, 2009

## BANKERS & INVESTORS CO.

### Statements of Financial Condition

### December 31, 2008 and 2007

| | | 2008 | 2007 |
|---|---|---|---|
| Current assets: | | | |
| Cash and cash equivalents | $ | 122,647 | 150,641 |
| Receivable from parent company related to income tax allocation | | - | 11,722 |
| Prepaid expense | | 10,286 | 1,054 |
| Total current assets | | 132,933 | 163,417 |
| Office furniture and equipment | | 28,914 | 10,527 |
| Less accumulated depreciation | | 13,428 | 8,618 |
| Net office furniture and equipment | | 15,486 | 1,909 |
| Other assets: | | | |
| Goodwill | | 384,797 | 384,797 |
| Funds held in escrow for broker or dealer | | 25,283 | 25,608 |
| Total other assets | | 410,080 | 410,405 |
| Total assets | $ | 558,499 | 575,731 |

Liabilities and Stockholder's Equity

| | | 2008 | 2007 |
|---|---|---|---|
| Current liabilities: | | | |
| Accounts payable | $ | 96,401 | 113,004 |
| Payable to parent company related to income tax allocation | | 6,979 | - |
| Total current liabilities | | 103,380 | 113,004 |
| Stockholder's equity: | | | |
| Common stock, no par value; 1,000 shares authorized issued and outstanding | | 32,131 | 32,131 |
| Additional paid-in capital | | 490,897 | 490,897 |
| Deficit | | (67,909) | (60,301) |
| Total stockholder's equity | | 455,119 | 462,727 |
| Total liabilities and stockholder's equity | $ | 558,499 | 575,731 |

See accompanying notes to financial statements.

## BANKERS & INVESTORS CO.

### Statements of Operations and Deficit

### For the Years Ended December 31, 2008 and 2007

| | | 2008 | 2007 |
|---|---|---|---|
| Revenues: | | | |
| Commissions income | $ | 1,018,264 | 1,086,470 |
| Interest | | 41,469 | 49,198 |
| Other | | 6,432 | 46,713 |
| Total revenue | | 1,066,165 | 1,182,381 |
| Expenses: | | | |
| Operating and administrative | | 1,072,963 | 1,158,380 |
| Depreciation | | 4,810 | 676 |
| Total expenses | | 1,077,773 | 1,159,056 |
| Income (loss) before income taxes | | (11,608) | 23,325 |
| Income tax benefit (tax expense) | | 4,000 | (9,295) |
| Net income (loss) | | (7,608) | 14,030 |
| Deficit at beginning of year | | (60,301) | (74,331) |
| Deficit at end of year | $ | (67,909) | (60,301) |

See accompanying notes to financial statements.

**BANKERS & INVESTORS CO.**

**Statements of Cash Flows**

**For the Years Ended December 31, 2008 and 2007**

| | | 2008 | 2007 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income (loss) | $ | (7,608) | 14,030 |
| Adjustments to reconcile net income (loss) to net cash generated by operating activities: | | | |
| Depreciation | | 4,810 | 676 |
| Changes in current assets and liabilities: | | | |
| (Increase) decrease in: | | | |
| Commissions receivable | | - | 31,678 |
| Receivable from parent company related to income tax allocation | | 11,722 | (7,307) |
| Prepaid expenses | | (9,232) | 590 |
| Increase (decrease) in accounts payable | | (16,603) | 30,566 |
| Increase in payable to parent company related to income tax allocation | | 6,979 | - |
| Net cash generated by operating activities | | (9,932) | 70,233 |
| Cash flows from investing activities: | | | |
| Purchase of office furniture and equipment | | (18,387) | (2,232) |
| (Increase) decrease in funds held in escrow | | 325 | (632) |
| Net cash generated (used) by investing activities | | (18,062) | (2,864) |
| Net increase in cash | | (27,994) | 67,369 |
| Cash and cash equivalents at beginning of year | | 150,641 | 83,272 |
| Cash and cash equivalents at end of year | $ | 122,647 | 150,641 |

See accompanying notes to financial statements.

## BANKERS & INVESTORS CO.

### Statements of Changes in Liabilities Subordinated to Claims of General Creditors

### For the Years Ended December 31, 2008 and 2007

There were no liabilities subordinated to the claims of creditors at the beginning or end of, or at any time during either of the years.

## 1) Description of Business and Summary Of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Description of Business
Bankers & Investors Co. (Company) is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a wholly-owned subsidiary of Valley View Bancshares, Inc.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Equipment is carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the current period.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 5 to 7 years using accelerated recovery methods.

Income Taxes
The Company files consolidated Federal and state tax returns with its parent. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and state income tax rate for the consolidated return (estimated to be approximately 34% for 2008 and 40% for 2007). All current and deferred income tax liabilities or receivables are accounted for on the financial statements of the parent, which also is responsible for making all tax payments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

Goodwill

The Company has recorded goodwill "pushed down" from its parent company, which owns 100% of the Company's common stock. Goodwill therefore represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's other assets. In accordance with Statement of Financial Accounting Standards 142, the goodwill recorded is not amortized but rather is tested for impairment annually. It was not considered necessary to record any such impairment during either the years ended December 31, 2008 and 2007.

## 2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, which amounted to $6,892 at December 31, 2008. At December 31, 2008, the Company had net capital of $44,260, which was $33,922 in excess of its required net capital.

## 3) Material Inadequacies

None noted.

## 4) Related Parties

The Company paid its Parent $251,873 and $412,218 in networking agreement fees for the years ended December 31, 2008 and 2007, respectively, representing occupancy costs.

The Company had a payable to its Parent in the amount of $6.979 at December 31, 2008, and a receivable from its Parent in the amount of $11,722 December 31, 2007 related to income tax allocation.

## SUPPLEMENTARY INFORMATION

**Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934**

**December 31, 2008**

BANKERS & INVESTORS CO.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2008

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholder's equity | $ | 455,119 |
| Ownership equity not allowable for net capital: | | |
| Office furniture and equipment, net | | 15,486 |
| Goodwill | | 384,797 |
| Prepaid expenses | | 10,286 |
| Net capital before haircuts on investments | | 44,550 |
| Haircuts on investments | | 290 |
| Net capital | $ | 44,260 |
| **Aggregate Indebtedness** | $ | 103,380 |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital required | $ | 6,892 |
| Excess of net capital at 1500% | $ | 37,368 |
| Excess of net capital at 1000% | $ | 33,922 |
| Ratio: aggregate indebtedness to net capital | | 2.34 to 1 |

**BANKERS & INVESTORS CO.**

**Schedule II**

**Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

**As of December 31, 2008**

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

COCHRAN HEAD VICK & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

6700 Antioch Road, Suite 460
Merriam, Kansas 66204
(913) 378-1100 ; (913) 378-1177 FAX

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

In planning and performing our audit of the financial statements of Bankers & Investors Co. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



END

## INDEPENDENT AUDITORS' REPORT - Continued

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Cochran Head Vick & Co. P.A.

February 6, 2009